Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

IMMUTEP ANNOUNCES AUSTRALIAN PATENT GRANTED FOR EFTILAGIMOD ALPHA

IN CHEMO-IMMUNOTHERAPY

SYDNEY, AUSTRALIA – 21 June 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, is pleased to announce the grant of a new patent (number 2014368420) entitled “Combined Preparations for the Treatment of Cancer” by the Australian Patent Office.

This Australian patent follows the recent grant of the corresponding European patent (announced 23 May 2019) and protects Immutep’s intellectual property relating to combined therapeutic preparations comprising its lead active immunotherapy candidate eftilagimod alpha (“efti” or “IMP321”) and a chemotherapy agent. The chemotherapy agent is either a platinum-based anti-neoplastic agent, such as oxaliplatin or carboplatin, or a topoisomerase I inhibitor, such as topotecan.

The new patent again highlights the broad potential of efti as an immunostimulant and provides patent protection in Australia for a range of novel and highly relevant chemo-immunotherapies featuring efti that may be pursued in the future.

The patent expiry date is 19 December 2034.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com